Form 51-102F3
Material Change Report

Item 1. Name and Address of Company

CIBT Education Group Inc. (the "Company")
Suite 1200, 777 West Broadway
Vancouver, BC, V5Z 4J7

Item 2. Date of Material Change

June 28, 2010

Item 3. News Release

News Release dated June 28, 2010 was disseminated through CNW group.

Item 4. Summary of Material Change

Dennis Huang has been appointed as the chief financial officer and secretary of the Company. Tim Leong has resigned from these positions.

Item 5.1 Full Description of Material Change

Dennis Huang has been appointed as the chief financial officer and secretary of the Company. He has been working with the Company for the past four years as executive vice president of finance, assisting the Company and its subsidiaries with corporate finance and accounting activities. Prior to that, Mr. Huang held executive positions in the retail securities brokerage industry in Canada and China.

Mr. Huang holds a Master and Doctorate of Economics degree from Jinan University and earned his professional designation as Senior Economist from the Science and Technology Bureau of Guangdong province, China and the Financial Management Advisor designation from the Canadian Securities Institute. Mr. Huang has extensive knowledge in corporate finance, accounting and financial operations with global experience.

Due to family and time commitments, Tim Leong has resigned as chief financial officer and secretary. He has been appointed as the VP of Finance and Accounting of the Company and will continue to provide accounting, financial and administrative services to the Company.

Item 5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Toby Chu, chief executive officer
Telephone: 604 871 9909 ext. 308

Item 9. Date of Report

July 28, 2010